08027214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul, (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis, (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC Mail Processing
Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CRI SECURITIES, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2007

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
CRI Securities, LLC:

We have audited the accompanying statement of financial condition of CRI Securities, LLC (the Company) as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRI Securities, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2008

CRI SECURITIES, LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 969,173
Commissions receivable	611,729
Accounts receivable	136,959
Prepaid asset	2,000
Deposit with clearing organization	25,000
Securities owned, at market value	3,655
Total assets	$ 1,748,516
Liabilities and Members' Equity	
Liabilities:	
Commissions payable	$ 203,853
Accounts payable	446,515
Due to affiliates	202,347
Payable to broker/dealer	3,655
Total liabilities	856,370
Members' equity:	
Members' cumulative contributions	4,020,000
Cumulative losses	(3,127,854)
Total members' equity	892,146
Total liabilities and members' equity	$ 1,748,516

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Operations

For the year ended December 31, 2007

Revenue	
Commissions	$ 19,664,981
Expenses	
Commissions	14,164,582
Fees paid to outside owner and related affiliate	4,133,030
Management and administrative fees paid to affiliates	1,443,561
General and administrative expenses	304,322
	20,045,495
Net loss	$ (380,514)

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Changes in Members' Equity

For the year ended December 31, 2007

	Enterprise Holding Corporation	Outside Owner	Total
Balances at December 31, 2006	$ 772,660	$ 0	$ 772,660
Capital contibution	500,000	0	500,000
Net loss	(380,514)	0	(380,514)
Balances at December 31, 2007	$ 892,146	$ 0	$ 892,146

See accompanying notes to financial statements.

CRI SECURITIES, LLC.

Statement of Cash Flows

For the year ended December 31, 2007

Cash flows used in operating activities	
Net loss	$ (380,514)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in commissions receivable	(469,153)
Increase in accounts receivable	(126,461)
Increase in commissions payable	34,121
Increase in due to affiliates	174,458
Increase in accounts payable	73,255
Net cash used in operating activities	(694,294)
Cash flows provided by financing activities:	
Capital contribution received from member	500,000
Cash provided by financing activities	500,000
Decrease in cash	(194,294)
Cash at beginning of year	1,163,467
Cash at end of year	$ 969,173

See accompanying notes to the financial statements.

CRI SECURITIES, LLC

Notes to Financial Statements

December 31, 2007

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). CRI Securities, LLC (the Company), is a joint venture between Enterprise Holding Corporation (Enterprise), a 50% owner, and a certain outside owner. Enterprise is a wholly-owned subsidiary of Minnesota Life Insurance Company (Minnesota Life). The membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on Enterprise to fund its operating loss.

(2) Summary of Significant Accounting Policies

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is earned and recognized on the date of the sale. As commission income is recognized, the related commission expense due to sales agents is also recognized.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Cash

The Company places its cash with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(3) Risks

The following is a description of the significant risks facing the Company:

Credit Risk:

Financial instruments, consisting primarily of cash, potentially subject the Company to concentration risk. The Company places its cash with high quality financial institutions in order to limit the potential credit exposure.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company mitigates this risk by employing compliance and operating practices that identify and minimize an adverse impact of this risk. The Company additionally minimizes the adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141, revised 2007 (FAS 141 (R)), *Business Combinations.* FAS 141 (R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides about a business combination and its effects. FAS 141 (R) retains the fundamental requirements in FAS 141, *Business Combinations,* that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The application of FAS 141 (R) is required for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. The Company expects no material impact to its results of operations or financial position due to the adoption of FAS 141 (R).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (FAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The application of FAS 159 is required for fiscal years beginning after November 15, 2007. The Company currently is evaluating the impact of adopting FAS 159.

(4) New Accounting Pronouncements - Continued

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of this statement on its results of operations and financial position.

(5) Related Party Transactions

Under a management services agreement with Minnesota Life and Securian Financial Services, Inc., an affiliated broker/dealer, the Company is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and Securian Financial Services, Inc. incurs on behalf of the Company. For the year ended December 31, 2007, the Company was charged expenses totaling $1,443,561 of which $202,347 is included in due to affiliates at year end.

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain outside owner. For the year ended December 31, 2007, these fees totaled $629,859, of which $147,937 was included in accounts payable at year end.

A company affiliated with the outside owner receives management and administrative fees from the Company. These fees include occupancy cost, compensation, advertising and promotion and other administrative expenses. They are reimbursed based on amounts billed. For the year ended December 31, 2007, these management and administrative fees were $3,503,171, of which $293,582 was included in accounts payable at year end.

(6) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive interest in accordance with the current membership agreement.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $752,639, which was $700,234 in excess of its required net capital of $52,405. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.04 to 1 at December 31, 2007.

(8) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Member Contributions

During 2007, the Company received a $500,000 member contribution from Enterprise. This contribution was made in the form of cash.

(10) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

CRI SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2007

Members' equity	$	892,146
Deductions - nonallowable assets:		
Accounts receivable		136,959
Prepaid asset		2,000
Net capital before haircuts on securities		753,187
Haircuts on securities		548
Net capital	$	752,639
Total aggregate indebtedness	$	786,082
Net capital	$	752,639
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $786,082)		52,405
Net capital in excess of requirement	$	700,234
Ratio of aggregate indebtedness to net capital		1.04 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 (as amended on February 27, 2008) and the above computations.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
CRI Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CRI, Securities, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END